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                          May 22, 2024

       Travis J. Boone
       President, Chief Executive Officer and Director
       Orion Group Holdings Inc.
       12000 Aerospace Avenue, Suite 300
       Houston, TX 77034

                                                        Re: Orion Group
Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 20, 2024
                                                            File No. 333-279527

       Dear Travis J. Boone:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Holt at 202-551-6614 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Clinton H. Smith